UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of: July 2017

Commission File Number: 001-37847

MOTIF BIO PLC

(Exact name of registrant as specified in its charter)

125 Park Avenue

25th Floor

New York, New York 10011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

MOTIF BIO PLC

FORM 6-K

AMENDMENT TO AMPHION INNOVATIONS CONSULTANCY AGREEMENT

On July 18, 2017, Motif Bio plc (the “Company”) issued a regulatory news service announcement, a copy of which is attached as Exhibit 99.1 to this report on Form 6-K, announcing that the Company has amended the terms of its consultancy agreement with Amphion Innovations plc (“Amphion”) to increase the annual consideration paid to Amphion for the services of Robert Bertoldi, an employee of Amphion and a director of the Company, from $75,000 to $125,000, to better reflect Mr. Bertoldi’s time commitment to the Company.

The information contained in Exhibit 99.1 is being furnished to the U.S. Securities and Exchange Commission (the “Commission”) and shall not be deemed incorporated by reference into any of the registrant’s registration statements or other filing with the Commission.

Exhibits

Exhibit 99.1	Regulatory news service announcement issued by Motif Bio plc, dated July 18, 2017, entitled “Amendment to Amphion Innovations Consultancy Agreement.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOTIF BIO PLC

By:	/s/ Graham Lumsden
Name: Graham Lumsden
Title: Chief Executive Officer

Date: July 18, 2017